Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Forward-Looking Statements

Some of the information presented in this transcript and the transcribed conference call and discussions, including, without limitation, statements with respect to the proposed transaction with Rockwood and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, product development, changes in productivity, market trends, price, expected growth and earnings, input costs, surcharges, tax rates, stock repurchases, dividends, cash flow generation, costs and cost synergies, portfolio diversification, economic trends, outlook and all other information relating to matters that are not historical facts, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products or the end-use markets in which our products are sold; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy; changes in our markets in general; fluctuations in foreign currencies; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; hazards associated with chemicals manufacturing; the inability to maintain current levels of product or premises liability insurance or the denial of such coverage; political unrest affecting the global economy; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; the inability to achieve results from our global manufacturing cost reduction initiatives as well as our ongoing continuous improvement  and rationalization programs; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; changes in monetary policies, inflation or interest rates; volatility and uncertainties in the debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; the receipt and timing of necessary regulatory approvals for the proposed transaction with Rockwood; the ability to finance the proposed transaction with Rockwood; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; and the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in the preliminary joint proxy statement / prospectus we filed in connection with the proposed transaction with Rockwood, and in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this transcript. We assume no obligation to provide any revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Other Important Information

In connection with the proposed transaction with Rockwood Holdings, Inc., Albemarle filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) on August 27, 2014, which includes the preliminary joint proxy statement of Albemarle and Rockwood and which also constitutes a preliminary prospectus of Albemarle. The definitive joint proxy statement/prospectus has been mailed to stockholders of Albemarle and Rockwood. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other documents filed by Albemarle and Rockwood, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and joint proxy statement/prospectus and the SEC filings that are be incorporated by reference therein may also be obtained for free by directing a request to either: Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

On October 23, 2014, Albemarle Corporation held a teleconference for analysts and media to discuss results for the fiscal quarter ended September 30, 2014, a recording of which was posted on Albemarle’s website.  Portions of the teleconference included a discussion regarding Albemarle’s proposed transaction with Rockwood Holdings, Inc.  The following is an excerpted transcript of the relevant portions of such teleconference.

CORPORATE PARTICIPANTS
 Lorin Crenshaw Albemarle Corporation - VP, IR and Treasurer
 Luke Kissam Albemarle Corporation - President and CEO
 Scott Tozier Albemarle Corporation - SVP and CFO
 Matt Juneau Albemarle Corporation - SVP and President, Performance Chemicals
 Michael Wilson Albemarle Corporation - SVP and President, Catalyst Solutions

CONFERENCE CALL PARTICIPANTS
 Bob Koort Goldman Sachs - Analyst
 David Begleiter Deutsche Bank - Analyst
 Vincent Andrews Morgan Stanley - Analyst
 Kevin McCarthy Bank of America Merrill Lynch - Analyst
 Dmitry Silversteyn Longbow Research - Analyst
 Mike Sison KeyBanc Capital Markets - Analyst
 Laurence Alexander Jefferies & Company - Analyst
 James Sheehan SunTrust Robinson Humphrey - Analyst
 Chris Kapsch Topeka Capital Markets - Analyst
 Tyler Frank Robert W. Baird - Analyst

PRESENTATION

Lorin Crenshaw - Albemarle Corporation - VP, IR and Treasurer

Thank you, and welcome, everyone, to Albemarle’s third-quarter 2014 earnings conference call. Our earnings were released after the close of the market yesterday, and you’ll find our press release, earnings presentation, and non-GAAP reconciliations posted on our website under the Investors Section at albemarle.com.

Joining me on the call today are Luke Kissam, Chief Executive Officer; Scott Tozier, Chief Financial Officer; Matt Juneau, President, Performance Chemicals; and Michael Wilson, President, Catalyst Solutions.

As an initial matter, I would like to note that our discussion today will include statements regarding the proposed merger between Albemarle Corporation and Rockwood Holdings. Certain statements regarding this transaction, as well as certain statements related to Albemarle’s plans, strategy, and expectations regarding the future performance of the Company, may constitute forward-looking statements within the meaning of federal securities laws.

Please note the cautionary language about our forward-looking statements contained in our filings with the SEC, including those related to the transaction. That same language applies to the statements made today. Please also note that our comments today regarding our financial results exclude discontinued operations, special, and nonoperating items.

Reconciliations related to any non-GAAP financial measures discussed may be found in our press release or earnings presentation, which are posted on our website.

You should also know that this discussion does not constitute an offer to sell or solicitation of an offer to buy any securities, or a solicitation of any vote or approval. Our filings with the SEC related to the transaction contain important information about the proposed transaction. Stockholders and investors should review those filings carefully. They can be obtained free of charge from the SEC’s website, from our Investor Relations website, or by calling our Investor Relations department at 225-388-7322.

With that, I will turn the call over to Luke.

[. . .]

Luke Kissam - Albemarle Corporation - President and CEO

Thanks, Scott. Let me take a few minutes to update you on the Rockwood transaction. First of all, with each interaction with the leadership teams of the two Rockwood businesses, I grow increasingly excited about the growth opportunities ahead for our combined company. As you know, Albemarle has been pursuing an entry into the lithium market for some time. It is clear from the S-4 disclosures that both the Rockwood and Albemarle boards have recognized the strategic fit of our two companies and the value of a possible combination for over two years.

Let me give you a little more color as to why. From an operational standpoint, Albemarle starts with brine, produces bromine, and derivatizes that bromine into higher-value bromine salts and organic bromine derivatives like flame retardants. Similarly, Rockwood starts with either ore or brine to produce lithium salts, including lithium carbonate and lithium hydroxide. We expect cost savings and efficiencies by sharing technology and know-how related to these processes.

In addition, both companies have expertise in handling metal alkyls, which are highly flammable, pyrophoric materials. Albemarle is a leader in aluminum alkyls used in polyolefin production; and Rockwood is a leader in lithium alkyls used in, among other markets, synthetic rubber production. There is a tremendous amount of know-how and expertise in the production, packaging, shipping, and container fleet management of alkyls, and we are confident that sharing that know-how will present opportunities for significant supply chain and manufacturing efficiencies.

From a customer standpoint, lithium and bromine derivatives overlap in serving a number of global end markets, including consumer electronics, automotive, polymers, ag, and pharmaceuticals, and the combination will provide increased customer reach and access. Likewise, Albemarle’s aluminum alkyls and Rockwood’s lithium alkyls serve both the polyolefin and synthetic rubber markets. Having one company that can provide both lithium and aluminum alkyls for production of different polymer types should result in increased selling opportunities for the combined entity.

Ultimately, by bringing these businesses together, we will be able to provide customers with a broader set of value-added solutions in a more efficient manner that should drive revenue and profit growth as well as margin expansion. None of these types of synergies are included within our previously announced synergy target.

Obviously, these benefits cannot be achieved without first successfully integrating our two organizations. Since we announced the acquisition, our integration team has been hard at work preparing to combine our two companies and developing detailed plans to capture the $100 million in cost synergies we identified.

Overall, I am more confident today in our ability to deliver these synergies within that two-year time horizon. I am also more confident that we can obtain these synergies without negatively impacting how Rockwood goes to market and serves its customers.

Our integration team, which includes members from both companies, has been meeting regularly, with a focus on being ready for day-one opportunities and planning for realization of synergies. They have identified concrete plans that give us a clear path to achievement of the $100 million in synergies within the first two years.

We expect about half of the synergies to result from the elimination of duplicate overhead and back-office costs. The remainder will come from leveraging our increased scale to lower sourcing costs, asset and site consolidations, implementing the best practices of both companies across the whole, and a more streamlined organizational structure with fewer layers of management.

We expect to realize at least $30 million of synergies on day one, and at least $50 million in the first year. Let me give you a bit more detail on the sources of synergy opportunities above and beyond duplicative costs. The first opportunity will come from improving the manufacturing operations, primarily by applying best practices and our increased purchasing power to reduce spending in areas such as maintenance, storage, and other services.

A second opportunity includes several major initiatives to realize significant savings through better supply chain management, leveraging the new scale of the business to our advantage.

We believe the largest savings will come from redesigning our distribution network, leveraging the same supplier contracts for different materials, warehouses, transportation and services, and expanding centralized purchasing of raw materials and services.

A third opportunity comes from site consolidations around the world, where we have duplicative sales offices and facilities. While we are still working through the diligence process of all facilities, Rockwood and Albemarle have a number of sites within a very close proximity of each other, and we have a team reviewing possible opportunities within the plant manufacturing units as well.

The fourth major opportunity includes IT rationalization of a wide and local area networks, applications, and infrastructure, which will provide for further savings. An additional medium-term opportunity is using shared services to consolidate back-office activities into Albemarle’s existing low-cost shared service centers and common platforms.

As you can see, we are focused on lower-value, high-cost activities that will not affect Rockwood’s customer service or market strategies.

From a regulatory perspective, things are moving forward as expected. In the United States, the Hart-Scott-Rodino waiting period expired on September 8. We also recently received clearance from Turkey, Taiwan, and Russia, and clearance is currently expected from Korea before the shareholder meeting. We expect unconditional clearance from the European Commission at the end of the phase 1 period on November 13.

Finally, we are currently in pre-acceptance review with the Ministry of Commerce of the People’s Republic of China. We have had good engagement with the China regulatory authorities and do not anticipate any substantive antitrust problems to arise during the review. We expect to receive China clearance during the first quarter of 2015.

In August, we successfully syndicated each component of the financing required to fund this transaction across our bank group. In addition, although we were prepared with committed financing to close the deal without cash proceeds from the sale of Rockwood’s pigment business to Huntsman, we were pleased to see the October 1 close of that deal, and received by Rockwood of the associated $950 million in cash proceeds. With these milestones behind us and continued strong cash generation, we are well positioned financially to close this transaction as soon as shareholder and regulatory approvals are in hand.

In summation, the Albemarle businesses delivered strong third-quarter results despite certain obstacles. And we are right on track to achieve the full-year 2014 earnings growth, well within the 2% to 7% range that we forecasted in January. Integration planning is on track, and I am seeing promising early results. I am confident in our ability to achieve the $100 million of synergies within the first two years. I’m excited about the long-term growth potential for the combined company, and our potential to deliver more consistent and predictable earnings growth for our shareholders.

This combination creates a platform of businesses which will generate tremendous cash flow. We will use that cash to rapidly deleverage while continuing to invest in the businesses and return capital to shareholders to drive future returns.

The bottom line is that the combination of Albemarle and Rockwood is a tremendously compelling, both from a strategic and financial perspective. We have great confidence in our ability to deliver significant value to shareholders over the long term by bringing these two companies together, and I’m looking forward to closing the deal as soon as possible.

With that, at this time I will turn the call back over to Lorin for questions and answers.

[. . .]

Kevin McCarthy - Bank of America Merrill Lynch - Analyst

That’s helpful. And then as a second question, your tax rate is coming down appreciably this year. You referenced 21.7%. What are your thoughts on how that might trend in 2015 for legacy Albemarle? And if you were to layer in the Rockwood business, how might that affect the 2015 rate as well?

Luke Kissam - Albemarle Corporation - President and CEO

Yes, I’m going to give that to Scott. One of the things that I -- we are going to really work really hard not to say legacy Albemarle and the new Rockwood businesses (laughter). Because when we close this sucker, we’re going to all be one company.

He’ll talk to you about what it would be as standalone and together, okay Kevin? Is that fair?

Kevin McCarthy - Bank of America Merrill Lynch - Analyst

Yes, I’ll buy that. Yes.

Luke Kissam - Albemarle Corporation - President and CEO

All right.

Scott Tozier - Albemarle Corporation - SVP and CFO

So on the former Albemarle company, the big driver, as we always talk about, is really where the income is being generated. And in the third quarter, really driven by the strong results out of our hydroprocessing catalyst business, we had great results coming out of Europe, which is a lower tax jurisdiction for us. And so that’s what drives our tax rate down, as you look at the full-year basis. And so we generally are -- we’re trying to watch and plan out where those incomes are.

And so as we go into 2015, as Luke said, the AOP is still coming together. We really don’t have a good sense of how that mix will come in. I always guide people to that 24% to 25% range, because that’s the balanced view of performance across our various regions.

As you look at the combination of the companies, we’ve been planning -- the Rockwood tax rate is a little bit higher, and so we’ve been guiding people to the 25% to 26% range from an effective tax rate.

[. . .]

Mike Sison - KeyBanc Capital Markets - Analyst

Nice quarter. Luke, you noted increased confidence in integration synergy for the transaction, which is great. Can you talk a little bit about your confidence about -- regarding the long-term growth prospects of lithium and surface treatment? Have you spent any more time on that front over the last couple of months?

Luke Kissam - Albemarle Corporation - President and CEO

Yes, we have. We have looked at it and had some more time with that leadership team, and I’m just as confident and not wavering at all on the growth aspects long-term for lithium, as well as for that surface treatment business. They’ve got great plans in place, a good team in place, to be able to drive that growth. And we’re excited about closing that deal and getting all together and pushing it forward.

[. . .]

James Sheehan - SunTrust Robinson Humphrey - Analyst

Thank you. And also on the lithium business with Rockwood, just wondering your views on the drop in oil prices, and the possible impact that could have on the electric vehicle market. Has the decline in oil changed your long-term assumptions at all?

Luke Kissam - Albemarle Corporation - President and CEO

Well, first of all, it hasn’t changed my assumptions at all, because I think what’s driving the electronic vehicle adoption, one, is not so much what the gas price is. It’s more from an environmental standpoint, are we using less of the oil? And can we develop a cost-effective electronic vehicle? And they are in the process of doing that.

You also have excellent growth in lithium, with or without that environment, with or without the electronic vehicles. And this is -- oil has got to be down for a long, long time in order for it to have an impact.

So, overall, I don’t really see the link as much. I think electronic vehicles, there’s going to be a niche in the market that’s going to have a demand for that and it will continue to grow. And I haven’t backed off in any way what I think our growth opportunities are for that lithium business.

[. . .]

Chris Kapsch - Topeka Capital Markets - Analyst

Luke, it sounds like you have increased confidence in the synergy target. And appreciate the details surrounding the roadmap in order to derive and achieve those synergies. Just wondering, in the context of your comments about the combined company generating tremendous cash flow, wondering if -- couple things. One, you maybe quantify that. Also, what sort of costs are you going to incur in order to get after these synergies, to accomplish the $100 million in run rate synergies, and over what time? And are you contemplating any throttling back in CapEx for either company, over the near-term, in order to help drive tremendous cash flow? Thanks.

Luke Kissam - Albemarle Corporation - President and CEO

Yes, if you’d look at -- let me be sure I can get all of those. I think the cash flow that we outlined in the S-4 is still our most up-to-date view on what that cash flow would be. So nothing has changed on that. From a cost perspective, it’s going to cost us somewhere -- to get $100 million, it’s going to cost us somewhere between $150 million to $175 million to get that kind of cost, as best as we can look at it today. So, pretty good return, a good return on that investment.

And from a CapEx standpoint, I think what we said consistently is we’re in the 4% to 6% range of revenue for the combined company. And we would expect that that would be consistent, still, from what we see going forward.

I don’t see a need to leverage back into the investments of these businesses in order to deleverage. That was all within our forecast within the S-4, and that is still where we believe we are today. We generate sufficient cash to deleverage rapidly and invest in the businesses that we need to do to maintain those assets and grow the business.

[. . .]

Tyler Frank - Robert W. Baird - Analyst

Great. And then just as a follow-up, for the Rockwood transaction, it seems like everything is going as planned. What should we look for as the next upcoming milestones, and what are the biggest risks to the transaction that you see at this point?

Luke Kissam - Albemarle Corporation - President and CEO

Well, the biggest milestone is the shareholder vote on November 14. And that’s the next milestone. And I don’t see any impediments. I’m confident on our ability that the shareholders are going to get the vote that we need. We remain confident in talking to shareholders. We’re excited about the possibility of getting this behind us, closing this deal, and all coming together to integrate these businesses into what I think is going to be the premier specialty chemical company in the space.

[. . .]